One Post Office Square
Boston, MA 02109

July 26, 2017

Putnam Funds
One Post Office Square
Boston, Massachusetts 02109

Ladies and Gentlemen:

Putnam Investment Management, LLC (the “Manager”) agrees to waive its fees under the Management Contract with Putnam Investment Funds (the “Fund”), dated as of July 26, 2017 (the “Fund Management Contract”) in an amount equal to the management fee paid to the Manager by Putnam PanAgora Managed Futures Ltd. and Putnam PanAgora Risk Parity Ltd., respectively (each, a “Subsidiary”), if any, under the applicable Management Contract between the Manager and such Subsidiary, dated as of July 26, 2017 (each, a “Subsidiary Management Contract”). This undertaking will continue in effect with respect to a Subsidiary Management Contract for so long as the Fund invests in such Subsidiary. This letter agreement replaces any and all other expense limitation agreements related to the fees and expenses of a Subsidiary between the Manager and the Fund.

This agreement can only be terminated or amended upon the approval of the Fund’s Board of Trustees and is automatically terminated if the Manager resigns as the Fund’s or a Subsidiary’s investment manager or is otherwise no longer a service provider to the Fund or its applicable Subsidiary, or if the Fund or a Subsidiary is liquidated and dissolved.

Very truly yours,

PUTNAM INVESTMENT MANAGEMENT, LLC

By:	/s/ Robert T. Burns
Robert T. Burns
Vice President and
Chief Legal Officer

Agreed and accepted by the Fund

By:	/s/Jonathan S. Horwitz

Jonathan S. Horwitz
Executive Vice President, Principal
Executive Officer, and Compliance Liaison